Exhibit 99.1

Merus Announces Reduced Leverage and Provides Business Update

TORONTO, July 4, 2016 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") (TSX: MSL, NASDAQ: MSLI) is pleased to announce that it has made the first of its regularly scheduled quarterly principal repayments under its new credit facility and to provide a general business update.

"The fundamentals of our business are continuing to perform as expected and support our ability to generate strong, predictable cash flow" said Barry Fishman, Chief Executive Officer. "Our healthy free cash flow provides the Company with several strategic choices - rapidly paying down debt, acquiring more assets, declaring dividends, and/or executing on our share-buyback plan"

Reduced Leverage

On June 30, 2016, Merus made an initial payment on its term debt of approximately $8 million. Merus is required to make quarterly principal payments under this facility, which will result in continual deleveraging and reduced interest expense. Additionally, the facility provides for decreased interest rates as the Company`s leverage decreases, an event we anticipate will lower our current annual rate from 4.5% to 4.0% by the end of 2016.  The Company's net debt currently stands at approximately $150 million.  A natural hedge exists as the majority of Merus revenue, expenses and debt are Euro denominated.

Brexit Impact

The recent depreciation of the pound sterling post the Brexit vote is expected to impact the Company's EBITDA by approximately 1%, as less than 10% of Merus' total sales are in the UK.

Business Update

Our integration plans with previously acquired products from Novartis, UCB and Sanofi remain on schedule. The technology transfer of Sintrom is expected to be completed by the end of this fiscal year, generating annualized cost savings of approximately $7 million. We are also pleased to launch Emselex during July in two new Eastern European countries - the Czech Republic and Hungary, with targeted promotion and a quick path to profitable growth.

Fiscal 2016 Guidance

Merus is reiterating its guidance. The Company anticipates fiscal 2016 adjusted EBITDA, without consideration of additional acquisitions, to be in the $47 million to $50 million range. Our pipeline remains robust, and we continue to look at a wide spectrum of opportunities including legacy products and growth assets.

About Merus Labs

Merus Labs is a specialty pharmaceutical company focused on acquiring and optimizing established and growth products. The Company leverages its expertise and commercial platform in Europe, Canada and select other markets to deliver value.

Non-IFRS Financial Measures

The terms "EBITDA" and "adjusted EBITDA" are non-IFRS measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company believes EBITDA and adjusted EBITDA are important measurements that allow it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations and other non-operating items. The Company excludes amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization (including impairment charges). Adjusted EBITDA is the same measure with additional adjustments for non-cash stock based compensation), foreign exchange gains or losses, investment income or expense, and acquisition costs. The Company's method for calculating EBITDA and adjusted EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to EBITDA and adjusted EBITDA used by other issuers. See the Company's MD&A for a reconciliation of these measures to loss from continuing operations (the nearest IFRS measure). Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

Future-Oriented Financial Information

To the extent any forward-looking statements in this press release constitutes future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential financial performance of Merus and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under "Forward-Looking Statements".

Forward-Looking Statements

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the Company's future business and operating plans, guidance as to EBITDA and adjusted EBITDA for future financial periods, the future pricing of the Company's products, the Company's ability to acquire future products, the Company's ability to secure financing to complete acquisitions, and the Company's future results of operations (including, without limitation, statements with respect to revenue, EBITDA and Adjusted EBITDA). Such statements involve assumptions relating to the Company's business, including government regulation of the pricing of the Company's products, the competitive environment of the Company's products, the stability of foreign exchange rates and the availability of prospective acquisition targets. Although the Company's management believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from any future results expressed or implied by these statements, including the guidance provided in this press release. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions (including the Acquisition), Merus' ability to complete any financing, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. Investors should refer to the Company's MD&A, Annual Information Form and Annual Report on 40-F for a more comprehensive discussion of the risks that are material to the Company and its business. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans, objectives and guidance will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

%CIK: 0001031516

For further information: Phone: (416) 593-3725; Email: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 07:00e 04-JUL-16